UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-34936

Noah Holdings Limited

(Registrant’s name)

No. 1226, South Shenbin Road, Minhang District,

Shanghai, People’s Republic of China

+86 (21) 8035-8292

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Noah Holdings Announces Board Change

Noah Holdings Limited (“Noah” or the “Company”) (NYSE: NOAH and HKEX: 6686), a leading and pioneer wealth management service provider offering comprehensive one-stop advisory services on global investment and asset allocation primarily for Mandarin-speaking high-net-worth investors, today announced that Mr. Kai Wang has tendered his resignation from the position as a non-executive director with effect from January 23, 2025, as he decided to devote more time to his other engagements. Accordingly, Mr. Wang requested to be released from his duties in the Company.

Mr. Wang has confirmed that he has no disagreement with the board of directors of the Company (the “Board”) and that there is no matter in connection with his resignation as a non-executive director that should be brought to the attention of the shareholders of the Company. His resignation will not affect the operation of the Board or the Company.

The Board would like to express its gratitude to Mr. Wang for his invaluable contributions to the Company during his tenure of office.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Noah Holdings Limited

	By:	/s/ Qing Pan
	Name:	Qing Pan
	Title:	Chief Financial Officer

Date: January 23, 2025